Exhibit 99.56

RIO ALTO ENTERS LETTER OF INTENT TO ACQUIRE MAJORITY INTERESTS IN THE PERUVIAN MINASNIOC AND ICHUÑA EXPLORATION PROPERTIES

For Immediate Release	September 17, 2012

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that has entered into a letter of intent (“LOI”) with Duran Ventures Inc. (“Duran”) that sets out the basic terms and conditions whereby Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property and a 65% interest in Duran’s Ichuña Copper-Silver Property. The LOI also provides for a $750,000 equity investment by Rio Alto in Duran. The completion of the transactions contemplated by the LOI is subject to customary conditions, including the receipt of regulatory approvals, the completion of due diligence to the satisfaction of Rio Alto and the completion definitive transaction documentation.

About Duran Ventures Inc.

Duran (TSX-V: DRV) is a Canadian exploration company focused on the exploration and development of porphyry copper, precious metal, and polymetallic deposits in Peru. Please refer to Duran SEDAR profile at www.sedar.com for additional information regarding Duran and its properties.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning the proposed transaction with Duran Ventures Inc. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such transaction will be completed on the terms and conditions set out in this new release or at all, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

CFO & Director

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1778 389 5907	Phone: +1 604.628.1401
Phone: +1 604 628 1401	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com